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RECEIVED
MAR 0 1 2002
352
SECTION

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45012

3-5-02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Register & Akers Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Rd, Suite 1080
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Register — 404-364-2180
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, PC
(Name — *if individual, state last, first, middle name*)

3490 Piedmont Road, Suite 1212	Atlanta	Georgia	30305
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02 SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Register & Akers Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



LAUREN B. JONES
NOTARY
EXPIRES
GEORGIA
MAY 27, 2002
PUBLIC
COBB COUNTY

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGISTER & AKERS INVESTMENTS, INC.

Financial Statements
For the Years Ended
December 31, 2001 and 2000
With
Independent Auditor's Report



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Register & Akers Investments, Inc.:

We have audited the accompanying statements of financial condition of Register & Akers Investments, Inc., as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register & Akers Investments, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.

February 21, 2002
Atlanta, Georgia

REGISTER & AKERS INVESTMENTS, INC.
BALANCE SHEET
DECEMBER 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 13,959	$ 35,233
Investment in marketable common stocks	120,270	131,539
Other investments	19,534	19,160
Receivable from clearing broker-dealer	188,980	197,684
Furniture and office equipment, net	54,453	64,201
Deposit with clearing broker	25,026	25,231
Refundable income taxes (Note D)	13,816	16,707
Investment in and advances to Partnership (Note G)	59,357	-
Total assets	$ 495,395	$ 489,755

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES		
Accounts payable	$ 10	$ 19,286
Commissions payable	97,872	129,842
Income taxes payable (Note D)	19,000	-
Accrued customer claim (Note F)	57,000	
Deferred income taxes (Note D)	8,000	21,500
Total liabilities	181,882	170,628
STOCKHOLDERS' EQUITY (Note C)		
Common stock, $1 par value, 20,000 shares authorized, 870 shares issued and outstanding	870	870
Additional paid-in capital	37,300	37,300
Retained earnings	275,343	280,957
Total stockholders' equity	313,513	319,127
Total liabilities and stockholders' equity	$ 495,395	$ 489,755

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions	$ 2,977,241	$ 2,487,144
Investment advisory services	224,365	36,587
Gains from investments	58,311	-
	3,259,917	2,523,731
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	1,611,088	1,457,472
Clearing costs and payments to other broker-dealers	469,096	511,629
Communications	115,408	119,464
Occupancy	173,051	135,760
Customer claim	57,000	-
Losses from investments	-	42,881
Other operating expenses	834,388	308,976
	3,260,031	2,576,182
INCOME (LOSS) BEFORE INCOME TAXES	(114)	(52,451)
INCOME TAXES (BENEFITS) (Note D)	5,500	(12,709)
NET INCOME (LOSS)	$ (5,614)	$ (39,742)

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (5,614)	$ (39,742)
Noncash items included in net income:		
Depreciation	21,400	18,900
Deferred income taxes	(13,500)	-
Decrease (increase) in accounts receivable	8,909	(89,736)
Refundable income taxes	2,890	(16,707)
Increase (decrease) in payables and accrued expenses	(51,246)	84,499
Increase (decrease) in income taxes payable	19,000	(35,109)
Accrued customer claim	57,000	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	38,839	(77,895)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in common stock, net	11,269	38,429
Other investments	(374)	62,446
Collection of due from stockholder	-	20,000
Investment in and advances to Partnership	(59,357)	
Purchase of property and equipment	(11,651)	(23,158)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(60,113)	97,717
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,274)	19,822
CASH AND CASH EQUIVALENTS:		
Beginning of year	35,233	15,411
End of year	$ 13,959	$ 35,233
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$ -	$ 38,955

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 1999	$ 870	$ 37,300	$ 320,699	$ 358,869
Net Loss			(39,742)	(39,742)
Balance, December 31, 2000	870	37,300	280,957	319,127
Net Loss	-	-	(5,614)	(5,614)
Balance, December 31, 2001	$ 870	$ 37,300	$ 275,343	$ 313,513

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia on July 2, 1992. The Company is registered with the Securities and Exchange Commission, the National Association of Security Dealers and the securities commissions of appropriate states. The Company's primary business is sales of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Investment in Common Stocks-Marketable: Investments in common stocks-marketable are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and the use of the cash basis accounting for income tax purposes.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

REGISTER & AKERS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE B--LEASE COMMITMENT

The Company leases equipment and office premises under operating leases. The Company's commitment under operating leases is approximately the following:

2002	$ 184,000
2003	211,000
2004	217,000
2005	224,000
2006	231,000
2007	58,000
	$ 1,125,000

Rent expense for the years ended December 31, 2001 and 2000 was approximately $182,000 and $152,000, respectively. The Company had approximately $15,000 of rental income in 2000 under informal sub-leases of the office premises.

NOTE C--NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $138,777 which was $38,777 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.25 to 1.0.

NOTE D--INCOME TAXES

The provision for income taxes is summarized as follows:

	2001	2000
Current income tax expense (refund)	$ 19,000	$ (12,709)
Deferred income taxes (benefit)	(13,500)	-
Income tax expense (benefit)	$ 5,500	$ (12,709)

NOTE D--INCOME TAXES-(Continued)

The Company's total deferred tax liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Total deferred tax liabilities	$ 8,000	$ 21,500

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences relate primarily to depreciation and use of the cash basis of accounting for income tax purposes.

NOTE E -- OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for its own account and the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – CUSTOMER CLAIM

At December 31, 2001, the Company has accrued $57,000 as the estimated cost to settle a customer claim.

NOTE G – RELATED PARTIES

The Company pays operating and administrative expenses of a partnership in which the Company holds 25% ownership and is reimbursed periodically for its disbursements by the partnership. There is no income or loss to the Company from these transactions which amounted to approximately $130,000 for 2001. The balance of advances receivable from the partnership at December 31, 2001 was approximately $59,000.

SUPPLEMENTAL INFORMATION

SCHEDULE I

REGISTER & AKERS INVESTMENTS, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2001**

NET CAPITAL:

Total stockholders' equity	$ 313,513
Less non-allowable assets	(146,989)
Net capital before haircuts	166,524
Less haircuts:	
Securities	(18,041)
Undue concentration	(9,706)
Total haircuts	(27,747)
Net capital	138,777
Less required capital	(100,000)
Excess net capital	$ 38,777
Aggregate indebtedness, net of deferred taxes	$ 173,882
Percentage of aggregate indebtedness to net capital	1.25 to 1.0 %

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001.

Net capital as reported in FOCUS Report, Part IIA	$ 202,617
Audit adjustments:	
Income taxes	(5,500)
Change in haircut-undue concentration	(2,813)
To record accrued customer claim	(57,000)
Other	1,473
Net capital as reported above	$ 138,777

REGISTER & AKERS INVESTMENTS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

REGISTER & AKERS INVESTMENTS, INC.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF DECEMBER 31, 2001

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001

The broker dealer is in compliance with the conditions for exemption.



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Register & Akers Investments, Inc.

In planning and performing our audit of the financial statements of Register & Akers Investments, Inc. for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Register & Akers Investments, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2001 and this report does not effect our report thereon dated February 21, 2002.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 21, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.